Exhibit 12

TELEPHONE AND DATA SYSTEMS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,
	2017	2016
(Dollars in millions)
EARNINGS:
Income before income taxes[1]	$77	$23
Add (deduct):
Equity in earnings of unconsolidated entities	(32)	(35)
Distributions from unconsolidated entities	11	14
Amortization of capitalized interest	2	2
Income attributable to noncontrolling interests in subsidiaries that do not have fixed charges	–	(1)
	$58	$3
Add fixed charges:
Consolidated interest expense[2]	42	41
Interest portion (1/3) of consolidated rent expense	16	15
	$116	$59

FIXED CHARGES:
Consolidated interest expense[2]	$42	$41
Capitalized interest	–	1
Interest portion (1/3) of consolidated rent expense	16	15
	$58	$57

RATIO OF EARNINGS TO FIXED CHARGES[3]	2.00	1.03

[1]	Includes $17 million of Gain on license sales and exchanges, net in 2017.

[2]	Interest expense on income tax contingencies is not included in fixed charges.

[3]	Ratio of earnings to fixed charges and preferred dividends was also 2.00 and 1.03 for the three months ended March 31, 2017 and 2016, respectively.